Room 4561

December 22, 2006

Ms. Elizabeth M. Braham
Executive Vice President and Chief Financial Officer
Epiq Systems, Inc.
501 Kansas Avenue
Kansas City, Kansas 66105

Re: **Epiq Systems, Inc.**
       Draft Amendment No. 2 to Registration Statement on Form S-3
       Submitted December 11, 2006
       File No. 333-133296

       Draft Amendment to Form 10-K for the year ended December 31, 2005
       File No. 0-22081

Dear Ms. Braham:

We have reviewed your response letter dated December 11, 2006 and have the following comments.

Draft Amendment No. 2 to Registration Statement on Form S-3

1.   Please update counsel's opinion as of a more recent practicable date.

2.   Please note that effectiveness of your registration statement will be subject to the resolution of your prospective confidential treatment request for your agreement with Bank of America.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Income, page F-3

3.   We note your response to comment 5 of our letter dated November 9, 2006. We reissue and clarify a portion of the comment. We note you have added a revenue caption for your case management sales that cannot be separate for Rule 5-03 presentation purposes. However, we note you have not separately presented a financial statement caption for cost of sales from these case management arrangement fees that cannot be unbundled.

Please tell us your consideration of separately presenting cost of sales from these case management sales pursuant to Rule 5-03(b)(2)(e) of Regulation S-X.

Revenue Recognition, page F-9

4.   We note your response and amended disclosure provided in your Form 10-K/A for the year ended December 31, 2006 in response to comment 7 of our letter dated November 9, 2006 and comment 11 of our letter dated July 13, 2006. We reissue and clarify a portion of our comment 11 of our letter dated July 13, 2006. Please provide your policy for recording the direct costs of your trustee and financial institution arrangements, including the three year arrangement you entered into with your primary financial institution in October 2003, or the 2003 Arrangement. We note from your disclosure on page F-37 of your Form 10-K/A for the year ended December 31, 2005 that it does not appear you have capitalized and deferred any direct costs related to the 2003 Arrangement. Please clarify why you believe that it is appropriate to expense the direct costs related to the 2003 Arrangement as incurred considering the delivered items cannot be treated as a separate elements for accounting purposes from the undelivered elements in this multiple-element arrangement. Please tell us why you believe that expensing this type of costs as incurred is consistent with the following concepts of paragraph 4 of ARB 43, Chapter 4, "In accounting for the goods in inventory at any point in time, the major objective is the matching of appropriate costs against revenues in order that there be a proper determination of the realized income."

Form 8-K filed on November 14, 2006

Exhibit 99.1

5.   We note your use of non-GAAP financial measures adjusts your earnings to include revenue that was required to be deferred pursuant to the provisions of SOP 97-2. Clarify why you believe it is appropriate to report your results by smoothing this deferred revenue into periods that you are not permitted to recognize such revenue (based on compliance with SOP 97-2). Please tell us why you believe that it is useful to adjust your earnings in this manner when reporting your non-GAAP financial measures. We refer you to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

*   *   *   *

As appropriate, please amend your registration statement and periodic filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

　　　　You may contact Chris White at (202) 551-3461 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477. If you need further assistance, you may contact me at (202) 551-3730.

　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　Barbara C. Jacobs
　　　　　　　　　　　　　　　　　　　　　Assistant Director

cc:　　　Via Facsimile
　　　　　Richard M. Wright, Jr.
　　　　　Gilmore & Bell, P.C.
　　　　　2405 Grand Boulevard, Suite 1100
　　　　　Kansas City, Missouri 64108
　　　　　Telephone: (816) 221-1000
　　　　　Facsimile: (816) 221-1018